UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-52326

Giga Metals Corporation
(Exact name of registrant as specified in its charter)
Suite 203, 700 West Pender Street Vancouver, BC V6C 1G8 Canada (604) 681-2300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	_______
Rule 12h-3(b)(1)(i)	_______
Rule 12h-3(b)(1)(ii)	_______
Rule 15d-6	_______

Approximate number of holders of record as of the certification or notice date:  150

Pursuant to the requirements of the Securities Exchange Act of 1934, Giga Metals Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 2, 2022	By:	"Mark Jarvis"
Name: MARK C. JARVIS
Title: CEO